December 23, 2014

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C.  20549

Re:

BlueArc Multi-Strategy Fund

Dear Sir/Madam:

On behalf of the BlueArc Multi-Strategy Fund, we hereby electronically file, pursuant to Section 8(b) of the Investment Company Act of 1940, its Registration Statement on Form N-2.  The BlueArc Multi-Strategy Fund will concurrently file Form N-8A.

Beneficial interests in the Fund have not been registered under the Securities Act of 1933, as amended (the "1933 Act"), since such interests are issued solely in private placement transactions pursuant to Section 4(a)(2) of the 1933 Act and Regulation D under the 1933 Act.  Investments in the Fund may only be made by "accredited investors" within the meaning of Regulation D under the 1933 Act.  This Registration Statement does not constitute an offer to sell, or the solicitation of an offer to buy, any beneficial interests in the Fund.

If you have any questions, please contact the undersigned at (614) 469-3238 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Parker D. Bridgeport

786243.1